UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 140th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 17th, 2022

1.       DATE, TIME AND PLACE: On February 17th, 2022, at 11:00 a.m., held on Telefônica Brasil S.A.’s (“Company”) headquarters, located on Engenheiro Luiz Carlos Berrini Avenue, 1376, 32nd floor, 5G room, Cidade Monções, city of São Paulo, São Paulo state, as well as via videoconference, as provided in the Article 46, Paragraph 1 of the Internal Regulations of the Board of Directors and the Technical and Advisory Committees of the Company.

2.       CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. All members of the Audit and Control Committee of the Company (“Committee”) were present, i.e.: Mr. José Maria Del Rey Osorio, Chairman of the Committee; Mr. Juan Carlos Ros Brugueras, Counselor; Mr. Julio Esteban Linares Lopez, Counselor. Also present at the meeting were the Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the Chief Audit Officer, Mrs. Paula Bragança França Mansur; the Director of Internal Audit, Mr. Roberto Tezzon; the Director of Intervention, Mrs. Marina Garbi Mello; the Audit Senior Manager, Mr. Danilo Henrique Cosmo Brizida; The Accounting and Revenue Projection Director, Mr. João Orlando Lima Carneiro; the Accounting Senior Manager and the Company’s Accountant, Mr. Carlos Cesar Mazur; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; and the Director of Corporate and Business Affairs, Mrs. Carolina Simões Cardoso, as Meeting Secretary, as well as the individually appointed presenters in each of the topics below, whose participations were limited to the time of appreciation of the respective topics. Also present, were the representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), Mr. Sérgio Eduardo Zamora, Mr. Marcos Martins, Mr. Bruno Maia, Mrs. Fernanda Xavier, Mrs. Bruna Lins and Mrs. Talita Ferreira.

3.       PRESIDING BOARD: José Maria Del Rey Osorio – Chairman of the Committee; and Carolina Simões Cardoso – Meeting Secretary.

4.       AGENDA AND RESOLUTION: Having examined and debated the matters on the Agenda, the members of the Committee who attended the Meeting deliberated as described below:

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 140th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 17th, 2022

4.1.       Appreciation of the Company’s Financial Statements followed by the Report of the Independent Auditors and the Management’s Annual Report related to the fiscal year ended December 31st, 2021: The Director of Accounting and Revenue Forecast, Mr. João Orlando Lima Carneiro, together with the Company's Accountant, Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended on December 31, 2021. Following this, the Investor Relations Director, Mr. João Pedro Xavier Carneiro, presented the main aspects of the Management’s Annual Report. The representative of the independent audit PwC, Mr. Sergio Eduardo Zamora, informed that he had no reservations regarding the Financial Statements, and also presented the draft of the Independent Auditor’s Report, without reservations, which will be signed, without amendments, after the approval of the Financial Statements by the Board of Directors, on February 18th, 2022. It was also clarified that the Financial Statements were submitted, on this date, to the Fiscal Council and will be submitted, on February 18th, 2022, to the Company's Board of Directors. Finally, the final version of the technical study of the Impairment test was presented, as well as the final figures for registration of the Company's Deferred Tax Assets for the fiscal year 2021. The members of the Committee, having analyzed such information and listened to the comments of the external and internal auditors, unanimously, expressed their opinion to issue their assent, without reservation, on the date of the next meeting of the Board of Directors, which will be filed at the Company's headquarters, having decided to recommend to the Company's Board of Directors the approval of these documents.

4.2. Appreciation of the Proposal for the Allocation of Income for the fiscal year ended December 31st, 2021: The Accounting and Revenue Projection Director, Mr. João Orlando Lima Carneiro, presented the Management's Proposal for the Allocation of Net Income for the 2021 Fiscal Year. In addition, it clarified that such information was submitted, on this date, to the Fiscal Council and will be submitted, on February 18th, 2022, to the Company's Board of Directors. It is recorded that the members of the Committee having analyzed such information expressed unanimously in order to issue their assent, without reservation, on the date of the next meeting of the Board of Directors, which will be filed at the Company's headquarters, having decided to recommend to the Company's Board of Directors the approval of said Proposal for allocation of Income.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 140th MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A. HELD ON FEBRUARY 17th, 2022

4.3. Other Matters – Proposal for the Cancellation of Shares Held in Treasury: The Accounting and Revenue Projection Director, Mr. João Orlando Lima Carneiro presented the proposal for the cancellation of 14,046,652 common shares issued by the Company currently held in Treasury. These shares have been repurchased throughout the past years, due to the Share Buyback Program issued by the Company. After analyzing the information presented, the members of the Committee unanimously decided to recommend to the Company's Board of Directors the approval of said proposal, and the consequent amendment of the Company's Bylaws to adjust the amount of shares in which the capital structure is divided, which shall be submitted to shareholders at the Shareholders' Meeting, which will be convened in due course.

5.       CLOSING: There being no further matters to discuss, the Chairman of the Committee stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, February 17th, 2022. Signatures: (aa) José Maria Del Rey Osorio – Chairman of the Committee; (aa) Julio Esteban Linares Lopez – Counselor; (aa) Juan Carlos Ros Brugueras – Counselor; and (aa) Carolina Simões Cardoso – Meeting Secretary.

I hereby certify that these minutes are a faithful copy of the minutes of the 140th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 17th, 2022, drawn up in the Company’s book. This is a free English translation.

_______________________________ Carolina Simões Cardoso Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 22, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director